FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of January


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






Media
Information


4th January 2007

BG Group Signs Heads of Agreement for Domestic Gas Sales in Trinidad and Tobago


BG Group plc, and its partner Chevron, today announced that they have entered into Heads of Agreement (HoA) with The National Gas Company of Trinidad and Tobago Limited (NGC) for the supply of 220 million standard cubic feet of natural gas per day (mmscf/d) for a term of up to 15 years with initial deliveries beginning on 1 January 2009.


The gas will be delivered to NGC for use in the Trinidad and Tobago domestic natural gas market. A fully termed gas sales agreement is expected to be finalised in 2007.


Martin Houston, BG Executive Vice President and Managing Director, North America, Caribbean and Global LNG, said:


"The proposed agreement underpins the commercialization of 1.2 trillion cubic feet of currently undeveloped gas in the East Coast Marine Area. This is an excellent project and BG Group is delighted to have reached this agreement with NGC. We are a long-term partner in the country and a key contributor to the domestic gas supply market. We remain committed to our extensive exploration and production activity in the East and North Coast Marine Areas as well as the onshore Central Block and will continue to work closely with the Government to promote further expansion and recovery of Trinidad & Tobago's natural gas resources."


There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005. The Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.



Cautionary note to US investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. In this announcement we use the term "undeveloped gas" and in Notes to Editors we use the term "indicated gross reserves" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT. You may read and copy this information at the SEC's public reference room, located at 100 F Street NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also avail able at the internet website maintained by SEC at http://www.sec.gov



Notes to Editors:


BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


BG Trinidad & Tobago


BG Group has been operating in Trinidad & Tobago since 1989, and continues to reinforce its position as a major gas player in the country. BG Group currently supplies natural gas to the domestic market and to Atlantic LNG primarily for export to North America.


East Coast Marine Area (ECMA)


The BG Group operated ECMA contains four natural gas fields: Dolphin, Dolphin Deep, Starfish and Manatee. The Dolphin field began production in March 1996 and supplies 275 mmscf/d of natural gas to NGC under a 20 year supply agreement. The Dolphin Deep field began production in August 2006 and supplies 80 - 100 mmscf/d to Atlantic LNG (ALNG) Train 3 and 120 mmscf/d to ALNG Train 4. The Starfish field will be developed to fulfil the ALNG Train 3 and Train 4 contracts when Dolphin Deep goes into decline. The Manatee field was discovered in January 2005 by BG Group and partner Chevron and is part of a cross border accumulation that stretches into neighbouring Venezuela. The Manatee-1 well indicated gross reserves of between 1.3 and 1.6 trillion cubic feet of gas on the Trinidadian side of the border. Monetisation options for this gas are being reviewed.


BG and Chevron are currently evaluating future exploration drilling plans within the ECMA.


North Coast Marine Area (NCMA)


The BG Group operated NCMA is located 40 kilometres off the north coast of Trinidad. NCMA includes four gas fields: Hibiscus, Poinsettia, Chaconia and Ixora. These fields are being used to supply natural gas to Atlantic LNG Trains 2, 3 and 4. NCMA is contracted to supply 240 mmscf/d of natural gas to ALNG Train 2 for 20 years and also supplies 125 mmscf/d of gas, for the first two years of its operation, to ALNG Train 3; this volume reduces to 45 mmscf/d thereafter.


Central Block


BG Group owns 65% interest in this field and is also the operator, with the remaining 35% interest being owned by the state-owned company Petrotrin. BG Group supplies 20 mmscf/d of natural gas and 500 barrels per day of liquids to Petrotrin.


Atlantic LNG


The Atlantic LNG Company of Trinidad & Tobago, in which BG Group is a shareholder, was established in 1995 to liquefy natural gas for export. The company operates the four LNG Trains in operation at Port Fortin.


ALNG Train 1, which came into operation in April 1999, produces 3.1 mpta (BG Group - 26% shareholder). Trains 2 and 3, which became operational in August 2002 and April 2003 respectively, produce an average of 6.7 mpta (BG Group - 32.5% shareholder). Train 4 (BG Group - 28.89%), is a fully integrated project for BG Group, involving the production and liquefaction of gas in Trinidad & Tobago, the shipping of LNG to Lake Charles and the subsequent regasification for onward sale into the US market.


For more info on Atlantic LNG Company - www.atlanticlng.com



Enquiries:


Communications                                     +44 (0) 118 929 3717

Out of hours media mobile:                         +44 (0) 791 718 5707


Investor Relations      Chris Lloyd/Helen Parris/
                        Siobhan Andrews            +44 (0) 118 929 3025


Website: www.bg-group.com

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 4 January 2007                          By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary